December 13, 2012	Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Lyn Shenk, Branch Chief

Re:	American Vanguard Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 9, 2012

File No. 011-13795

I am writing on behalf of American Vanguard Corporation (the “Company”) regarding the above-referenced matter which is set forth in detail in your letter dated December 12, 2012 to David T. Johnson, the Company’s Chief Financial Officer (the “Comment Letter”). As per our telephone conversation of today, I am confirming that the Company will respond to the Comment Letter not later than Friday, January 18, 2013. We appreciate your consideration.

Regards,

Timothy J. Donnelly

Chief Administrative Officer,

General Counsel & Secretary

American Vanguard Corporation

Timothy J. Donnelly ~ CAO, General Counsel & Secretary ~ American Vanguard Corporation

4695 MacArthur Court, Suite 1200, Newport Beach, CA 92660 ~ (949) 221-6115 ~ timd@amvac-chemical.com

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